NEWS RELEASE May 5, 2008 Symbol: Canada TSX.V – TVC Frankfurt – TGP

Name Change to Tournigan Energy Ltd.
Focus on Kuriskova Uranium Deposit in Slovakia

Vancouver, May 5, 2008 – Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) announced today the company has changed its name to Tournigan Energy Ltd. The company will retain the trading symbol TVC on the TSX Venture Exchange. On Tuesday, May 6, 2008, the company’s shares will commence trading under the new name. Tournigan Energy is focused on the development of the Kuriskova uranium deposit in Slovakia and is currently reevaluating its options with regards to its other assets.

"Our new name reflects the future direction of Tournigan, which is to focus our attention, capital and human resources on our uranium assets, particularly on advancing our flagship Kuriskova deposit in eastern Slovakia," said Tournigan president and CEO James Walchuck.

Given current market conditions, Tournigan is re-evaluating its previously proposed reorganization strategy (see news release dated May 28, 2007). The company, with advice from its independent financial advisor, Cormark Securities Inc., is evaluating other corporate alternatives to maximize shareholder value. Tournigan’s chief operating officer, Michael Mracek, is evaluating all of the company’s gold and US uranium assets to recommend alternatives to enhance shareholder value.

The Kuriskova deposit currently has a NI 43-101 resource of 36.3 million pounds of uranium grading 0.323% U3O8 contained in 5.1 million tonnes (cutoff grade 0.035%).

Tournigan’s exploration and development milestones at Kuriskova are summarized below. These milestones represent management’s best estimate under present conditions. While Tournigan will make every effort to meet or exceed these timelines, investors are cautioned that some technical or social licence issues may extend or reduce the timelines listed below:

  Complete 2008 infill drilling (2000 metres drilled, more than 8,000 metres planned) by the fourth quarter of 2008 (Q4-08)
  Release assay results of 2008 drilling starting in July 2008
  Begin baseline environmental work in Q2-08
  Release in Q3-08 a new NI 43-101 resource estimate that includes 2007 drilling with the expectation to move a portion of the resource to the measured and indicated categories
  Release a preliminary assessment (scoping study) in Q4-08
  Start metallurgical test work in Q3-08 to be completed Q3-09

  Release a new resource estimate including 2008 drilling to be completed Q1-09 with the expectation to move the majority of the resource to the measured and indicated categories

  Start a pre-feasibility study Q1-09 to be completed by Q4-09
  Begin a feasibility study in Q4-09 to be completed by Q4-10
  Complete an environmental social impact assessment (ESIA) by early 2011
  Begin the permitting process in 2011

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Tournigan, through its wholly owned Slovak subsidiary, Ludovika Holding s.r.o, continues its ongoing stakeholder and community engagement program in Slovakia. The company is committed to a transparent dialogue and providing important information on the social, economic and environmental benefits of the Kuriskova project.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Slovakia and other jurisdictions. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004 that is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

"James Walchuck"
James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com